Exhibit 99.2

CARDIOME PHARMA CORP.

Interim Consolidated Financial Statements

Three months ended March 31, 2016 and 2015

(Unaudited)

CARDIOME PHARMA CORP.

Interim Consolidated Balance Sheets

(Unaudited)

(In thousands of U.S. dollars, except share amounts)

	March 31, 2016	December 31, 2015

Assets

Current assets:
Cash and cash equivalents	$11,537	$17,661
Restricted cash (note 4)	2,669	2,196
Accounts receivable, net of allowance for doubtful accounts of $162 (2015 - $424)	8,415	6,814
Inventories (note 5)	4,436	4,401
Prepaid expenses and other assets	1,786	1,408
Deferred tax asset	467	469
	29,310	32,949

Property and equipment (note 6)	694	740
Intangible assets (note 7)	13,763	14,221
Goodwill	318	318
	$44,085	$48,228

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 8)	$8,304	$10,488
Current portion of long-term debt, net of unamortized debt issuance costs (note 9)	3,893	3,912
Current portion of deferred consideration (note 10)	2,756	2,619
Current portion of deferred revenue	197	188
	15,150	17,207

Long-term debt, net of unamortized debt issuance costs (note 9)	4,766	5,686
Deferred consideration (note 10)	1,833	2,478
Deferred revenue	2,592	2,647
Other long-term liabilities	266	274
	24,607	28,292

Stockholders’ equity:
Common stock	312,828	312,019
Authorized - unlimited number with no par value
Issued and outstanding – 20,356,848 (2015 – 20,147,337) (note 11)
Additional paid-in capital	34,939	34,678
Deficit	(344,669)	(343,435)
Accumulated other comprehensive income	16,380	16,674
	19,478	19,936
	$44,085	$48,228

Contingencies (note 13)

Subsequent event (note 16)

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.

Interim Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

(In thousands of U.S. dollars, except share and per share amounts)

	Three months ended
	March 31, 2016	March 31, 2015
Revenue:
Product and royalty revenues	$7,043	$5,472
Licensing and other fees	47	25
	7,090	5,497
Cost of goods sold	1,425	1,224
Gross margin	5,665	4,273
Expenses:
Selling, general and administration	6,268	6,327
Research and development	-	62
Amortization (notes 6 and 7)	528	541
	6,796	6,930
Operating loss	(1,131)	(2,657)

Other expense:
Interest expense	405	674
Other expense	224	69
Foreign exchange (gain) loss	(571)	380
	58	1,123
Loss before income taxes	(1,189)	(3,780)
Income tax expense	45	107
Net loss	$(1,234)	$(3,887)
Other comprehensive loss:
Foreign currency translation adjustments	(294)	(80)
Comprehensive loss	$(1,528)	$(3,967)
Loss per common share
Basic and diluted	$(0.06)	$(0.23)
Weighted average common shares outstanding
Basic and diluted	20,299,298	16,670,341

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.

Interim Consolidated Statements of Stockholders’ Equity

(Unaudited)

(Expressed in thousands of U.S. dollars)

	Number of common shares	Common shares	Additional paid-in capital	Deficit	Accumulated other comprehensive income	Total stockholders’ equity
Balance at December 31, 2014	16,591,002	$284,760	$34,229	$(318,973)	$17,123	$17,139
Net loss	-	-	-	(24,462)	-	(24,462)
Issuance of common stock	3,429,247	28,334	-	-	-	28,334
Share issue costs	-	(1,705)	-	-	-	(1,705)
Common stock issued upon exercise of options	119,842	293	-	-	-	293
Reallocation of additional paid in capital arising from stock-based compensation related to exercise of options	-	256	(256)	-	-	-
Reallocation of stock-based compensation liability arising from stock-based compensation related to exercise of options	-	9	-	-	-	9
Issuance of common shares on vesting of restricted share units, net of tax	7,246	72	(110)	-		(38)
Stock-based compensation expense	-	-	815	-	-	815
Foreign currency translation adjustments	-	-	-	-	(449)	(449)
Balance at December 31, 2015	20,147,337	$312,019	$34,678	$(343,435)	$16,674	$19,936
Net loss	-	-	-	(1,234)	-	(1,234)
Issuance of common stock (note 11)	208,856	1,176	-	-	-	1,176
Share issue costs	-	(373)	-	-	-	(373)
Issuance of common shares on vesting of restricted share units, net of tax	655	6	(10)	-	-	(4)
Stock-based compensation expense (note 12)	-	-	271	-	-	271
Foreign currency translation adjustments	-	-	-	-	(294)	(294)
Balance at March 31, 2016	20,356,848	$312,828	$34,939	$(344,669)	$16,380	$19,478

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.

Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in thousands of U.S. dollars)

	Three months ended
	March 31, 2016	March 31, 2015
Operating activities:
Net loss	$(1,234)	$(3,887)
Items not affecting cash:
Amortization	528	541
Amortization of deferred financing fees	89	129
Write-down of inventory (note 5)	-	95
Stock-based compensation expense (recovery) (note 12)	(713)	465
Unrealized foreign exchange gain (loss)	(186)	380
Changes in operating assets and liabilities:
Restricted cash	(298)	-
Accounts receivable	(1,322)	2,237
Inventories	(35)	655
Prepaid expenses and other assets	(503)	(385)
Accounts payable and accrued liabilities	(1,489)	(4,339)
Deferred revenue	(47)	975
Other long-term liabilities	(8)	(34)
Net cash used in operating activities	(5,218)	(3,168)

Investing activities:
Purchase of property and equipment	(9)	(89)
Additions to intangible assets	(15)	(13)
Net cash used in investing activities	(24)	(102)

Financing activities:
Issuance of common stock (note 11)	841	895
Share issue costs	(23)	(38)
Issuance of common stock upon exercise of stock options	-	264
Payment of deferred consideration	(508)	(1,047)
Repayment of long-term debt	(1,000)	-
Financing fees	(28)	-
Net cash provided by (used in) financing activities	(718)	74

Decrease in cash and cash equivalents during the period	(5,960)	(3,196)
Effect of foreign exchange rate changes on cash and cash equivalents	(164)	(320)
Cash and cash equivalents, beginning of period	17,661	12,708
Cash and cash equivalents, end of period	$11,537	$9,192

Supplemental cash flow information:
Interest paid	$320	$1,639
Net income taxes paid	34	259

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three months ended March 31, 2016 and 2015

1.	Basis of presentation:

These unaudited interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles used in the United States of America (“U.S. GAAP”) and are presented in U.S. dollars. They include all adjustments consisting solely of normal, recurring adjustments which, in the opinion of management, are necessary for fair presentation of the periods presented. These unaudited interim consolidated financial statements do not include all the disclosures required under U.S. GAAP for annual financial statements and should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2015 filed with the appropriate securities commissions. The results of operations for the three months ended March 31, 2016 and 2015 are not necessarily indicative of the results for the full year.

Cardiome Pharma Corp. (the “Company”) was incorporated under the Company Act (British Columbia) on December 12, 1986 and was continued under the laws of Canada on March 8, 2002. Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESSTM (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl), a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome. Cardiome also commercializes ESMOCARD® and ESMOCARD LYO® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications, in select European markets. Cardiome has also licensed TREVYENT®, a development stage drug device combination product that is under development for pulmonary arterial hypertension, in certain regions outside the United States.

The Company has financed its cash requirements primarily from sales of BRINAVESSTM and AGGRASTAT®, share issuances, a term loan facility, and cash from a previous collaborative partner. The Company’s ability to attain profitability and positive cash flows from operations is dependent on a number of factors, including the extent to which BRINAVESSTM will be commercially successful globally, the extent to which AGGRASTAT® sales will remain stable as it faces generic competition in certain markets, and business development activities, the outcome of which cannot be predicted at this time. As a result, it may be necessary for the Company to obtain additional funds in the future. These funds may come from sources such as the issuance of equity and/or debt securities, or alternative sources of financing. There can be no assurance that the Company will be able to successfully obtain sufficient funds to continue the development and commercialization of its products and its operational activities.

2

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three months ended March 31, 2016 and 2015

2.	Significant accounting policies:

The accounting policies and methods of computation applied by the Company in these consolidated interim financial statements are the same as those applied in the Company’s annual financial statements as at and for the year ended December 31, 2015, except as described below.

The Company adopted Accounting Standards Update (“ASU”) 2015-03, “Simplifying the Presentation of Debt Issuance Costs”, issued by the Financial Accounting Standards Board (“FASB”) in April 2015. ASU 2015-03 changes the presentation of debt issuance costs in financial statements such that an entity presents such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs is reported as interest expense. As a result of the adoption, the Company reclassified unamortized debt issuance costs of $107 and $88 as of March 31, 2016 and December 31, 2015, respectively, from other assets to a reduction in the current portion of long-term debt and $234 and $314 as of March 31, 2016 and December 31, 2015, respectively, from other long-term assets to a reduction in long-term debt on the interim consolidated balance sheets.

Recent accounting pronouncements:

In March 2016, the FASB issued ASU 2016-09, “Improvements to Employee Share-Based Payment Accounting”. ASU 2016-09 simplifies several aspects of accounting for employee share-based payment transactions, including accounting for income taxes, forfeitures and statutory tax withholding requirements, as well as classification in the statements of cash flows.  The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The Company is evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-08, “Principal versus Agent Considerations (Reporting Revenue Gross versus Net)” which clarifies the implementation guidance related to the new revenue standard. An entity should evaluate whether it is the principal or the agent for each specified good or service promised in a contract with a customer and must focus on whether the entity has control of the goods or services before they are transferred to the customer. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The Company is evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases”, which requires lessees to recognize all leases, including operating leases, with a term greater than 12 months on the balance sheet, for the rights and obligations created by those leases. The accounting for lessors will remain largely unchanged from the existing accounting standards. The standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

3

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three months ended March 31, 2016 and 2015

3.	Financial instruments:

Financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities, long-term debt, and deferred consideration. The fair values of cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities approximate their carrying values because of their short-term nature. At March 31, 2016, the carrying values of the Company’s long-term debt and deferred consideration approximate their fair values based on current market borrowing rates. The long-term debt and deferred consideration are classified as Level 2 of the fair value hierarchy.

4.	Restricted cash:

At March 31, 2016, restricted cash included $1,000 (December 31, 2015 - $1,000) relating to amounts held in escrow in a non-interest bearing account in connection with the acquisition of Correvio LLC. This amount will be released from escrow upon the Company’s payment of all amounts owing under the deferred consideration liability plus all applicable accrued interest (note 10).

The Company also held restricted cash relating to deposits which are pledged as collateral for bank guarantees for sales contracts with various hospitals and health authorities of $1,558 (December 31, 2015 - $1,196) and for operating lease arrangements of $111 (December 31, 2015 - nil).

5.	Inventories:

	March 31,	December 31,
	2016	2015

Finished goods	$1,081	$1,185
Work in process	814	703
Raw materials	2,488	2,505
Inventory consigned to others	53	8
	$4,436	$4,401

During the three months ended March 31, 2016, the Company had a write-down of inventory of nil (three months ended March 31, 2015 - $95).

4

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three months ended March 31, 2016 and 2015

6.	Property and equipment:

		Accumulated	Net book
March 31, 2016	Cost	amortization	value

Laboratory equipment	$625	$611	$14
Production equipment	97	33	64
Software	161	64	97
Computer equipment	241	162	79
Leasehold improvements	399	79	320
Furniture and office equipment	187	67	120

	$1,710	$1,016	$694

		Accumulated	Net book
December 31, 2015	Cost	amortization	value

Laboratory equipment	$625	$598	$27
Production equipment	96	30	66
Software	152	57	95
Computer equipment	240	149	91
Leasehold improvements	399	70	329
Furniture and office equipment	189	57	132

	$1,701	$961	$740

Amortization expense for the three months ended March 31, 2016 amounted to $55 (three months ended March 31, 2015 - $47).

7.	Intangible assets:

		Accumulated	Net book
March 31, 2016	Cost	amortization	value

Marketing rights	$15,830	$3,761	$12,069
Trade name	1,131	268	863
Patents	4,327	3,496	831

	$21,288	$7,525	$13,763

5

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three months ended March 31, 2016 and 2015

7.	Intangible assets (continued):

		Accumulated	Net book
December 31, 2015	Cost	amortization	value

Marketing rights	$15,830	$3,365	$12,465
Trade name	1,131	240	891
Patents	4,312	3,447	865

	$21,273	$7,052	$14,221

Amortization expense for the three months ended March 31, 2016 amounted to $473 (three months ended March 31, 2015 - $494).

8.	Accounts payable and accrued liabilities:

	March 31,	December 31,
	2016	2015

Trade accounts payable	$2,416	$3,474
Employee-related accruals	3,146	3,744
Interest payable (note 10)	40	45
Other accrued liabilities	2,702	3,225

	$8,304	$10,488

9.	Long-term debt:

	March 31,	December 31,
	2016	2015

Principal amount	$9,000	$10,000
Less: unamortized debt issuance costs	(341)	(402)
Long-term debt, net of unamortized debt issuance costs	$8,659	$9,598
Less: current portion, net of unamortized debt issuance costs	(3,893)	(3,912)

	$4,766	$5,686

6

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three months ended March 31, 2016 and 2015

10.	Deferred consideration:

On November 18, 2013, the Company completed the acquisition of Correvio LLC through the purchase of a combination of assets and shares in exchange for 19.9% of the Company’s then outstanding shares and deferred consideration of $12,000. The deferred consideration is being repaid monthly at an amount equal to 10% of cash receipts from product sales and any applicable interest accrued at 10% compounded annually.  The deferred consideration must be repaid in full by December 1, 2019.

11.	Share capital:

On January 12, 2016, the Company completed a purchase agreement (the “Purchase Agreement”) with Lincoln Park Capital Fund, LLC (“LPC”) which allows LPC to purchase up to an aggregate value of $20 million worth of common shares in the capital of the Company. In consideration for entering into the agreement, the Company issued 48,856 common shares to LPC as a commitment fee. No proceeds were received for these shares which were valued at $335 and recorded as a share issuance cost. During the three months ended March 31, 2016, the Company issued 160,000 common shares under the Purchase Agreement to LPC for gross proceeds of $841.

On March 1, 2016, the Company filed a short form base shelf prospectus with the securities regulatory authorities in Canada, other than Quebec, and the United States Securities and Exchange Commission (the “SEC”) under a registration statement on Form F-10 (together, the “Base Shelf Prospectuses”). The Base Shelf Prospectuses provide for the potential offering in Canada and the United States of up to an aggregate of $250 million of the Company’s common shares, preferred shares, debt securities, warrants, subscription receipts and units from time to time over a 25-month period.

On March 7, 2016, the Company filed a new prospectus supplement, in connection with the filing of the Base Shelf Prospectuses, pertaining to the Purchase Agreement, under which the Company may sell its common shares to LPC up to an aggregate of $6,900. The Company’s closing share price must be equal to or greater than US$5.00 in order for a purchase to be effected. As at March 31, 2016, no shares have been issued and the entire $6,900 remains available under the new prospectus supplement.

On March 7, 2016, the Company filed an Amended and Restated At Market Issuance Sales Agreement (the “Sales Agreement”) with FBR Capital Markets & Co. (“FBR”) and MLV & Co. LLC (“MLV”). The Company entered into the Sales Agreement only as a result of the acquisition by FBR of MLV. The Company also filed a prospectus supplement, in connection with the filing of the Base Shelf Prospectuses, pertaining to the Sales Agreement, under which the Company may issue common shares through “at-the-market” offerings with FBR and MLV as agents, up to an aggregate of $6,900. During the three months ended March 31, 2016, the Company did not issue any common shares under the Sales Agreement (three months ended March 31, 2015 – 88,467 common shares for gross proceeds of $895 under the former prospectus supplement). As at March 31, 2016, $6,900 remains available under the prospectus supplement.

7

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three months ended March 31, 2016 and 2015

12.	Share-based compensation:

(a)	Stock options:

Details of stock option transactions for the three months ended March 31, 2016 are summarized as follows:

	Number	Weighted average exercise price (CAD$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (CAD$)
Outstanding as at December 31, 2015	1,472,597	5.88	2.88	8,024

Options forfeited	(520)	5.10
Options expired	(5,000)	24.70
Outstanding as at March 31, 2016	1,467,077	5.81	2.64	2,269
Exercisable as at March 31, 2016	1,019,773	4.71	2.28	2,034

The outstanding options expire at various dates ranging from September 12, 2016 to September 25, 2020.

At March 31, 2016, stock options to executive officers and directors, employees and consultants were outstanding as follows:

	Options outstanding			Options exercisable
		Weighted	Weighted		Weighted
		average	average		average
		remaining	exercise		exercise
Range of		contractual	price		price
exercise prices (CAD$)	Number	life (years)	(CAD$)	Number	(CAD$)

$1.65 to $2.08	437,000	1.76	1.67	378,392	1.67
$2.09 to $6.67	424,443	1.99	3.85	364,522	3.65
$6.68 to $9.29	204,974	3.37	8.23	112,640	8.23
$9.30 to $18.25	400,660	3.90	11.14	164,219	11.65

	1,467,077	2.64	5.81	1,019,773	4.71

At March 31, 2016, there was $562 (December 31, 2015 - $934) of total unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted average period of 1.3 years (December 31, 2015 – 1.4 years).

The aggregate fair value of vested options during the three months ended March 31, 2016 was $193 (three months ended March 31, 2015 - $377).

8

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three months ended March 31, 2016 and 2015

12.	Share-based compensation (continued):

(a)	Stock options (continued):

Stock options granted to the Company’s directors, executive officers and employees are accounted for using the fair-value based method. Under this method, compensation expense for stock options is measured at fair value at the date of grant using the Black-Scholes valuation model and is expensed over the award’s vesting period on a graded basis. Stock options granted to consultants and to foreign employees with Canadian dollar denominated stock options are subject to variable accounting treatment and are re-valued at fair value at each balance sheet date until exercise, expiry or forfeiture. For the three months ended March 31, 2016, the fair value of stock options granted to consultants and to foreign employees with Canadian dollar denominated stock options decreased, resulting in $984 being recorded as stock-based compensation recovery against employee-related accruals (three months ended March 31, 2015 – expense of $700). Stock-based compensation expense of $168 (three months ended March 31, 2015 – recovery of $235) was recorded on all other options against additional paid-in capital.

As no options were granted, the weighted average fair value of stock options granted during the three months ended March 31, 2016 was nil (three months ended March 31, 2015 - $4.21). The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

Three months ended March 31	2016	2015

Dividend yield	-	-
Expected volatility	-	76.5%
Risk-free interest rate	-	0.6%
Expected average life of the options	-	3.0 years
Estimated forfeiture rate	-	-

(b)	Restricted share unit plan:

During 2014, the Company established a treasury-based Restricted Share Unit Plan (the “RSU Plan”) to provide long-term incentives to certain executives and other key employees and to support the objective of employee share ownership through the granting of restricted share units (“RSUs”). There is no exercise price and no monetary payment is required from the employees to the Company upon grant of the RSUs or upon the subsequent issuance of shares to settle the award. The vested RSUs may be settled through the issuance of common shares from treasury, by the delivery of common shares purchased on the open market, in cash or in any combination of the foregoing, at the option of the Company. Vesting of RSUs is conditional upon the expiry of a time-based vesting period. The duration of the vesting period and other vesting terms applicable to the grant of the RSUs are determined at the time of the grant. Generally, RSUs vest annually over three years, in equal amounts, on the anniversary date of the grant.

9

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three months ended March 31, 2016 and 2015

12.	Share-based compensation (continued):

(b)	Restricted share unit plan (continued):

Details of RSU transactions for the three months ended March 31, 2016 are summarized as follows:

	Number	Weighted average grant date fair value (USD$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (USD$)
Outstanding as at December 31, 2015	132,108	$8.91	2.16	$1,058

RSUs granted	3,000			20
RSUs vested	(1,000)			6
RSUs forfeited	(3,000)
Outstanding as at March 31, 2016	131,108	$8.81	1.93	$543

At March 31, 2016, there was $736 (December 31, 2015 - $828) of total unrecognized compensation cost related to non-vested RSUs. That cost is expected to be recognized over a weighted average period of 1.9 years.

RSUs are valued at the market price of the underlying securities on the grant date and the compensation expense, based on the estimated number of awards expected to vest, is recognized on a straight-line basis over the three-year vesting period. For the three months ended March 31, 2016, stock-based compensation expense related to RSUs of $103 (three months ended March 31, 2015 - nil) was recorded in selling, general and administration expenses. The entire amount was recorded against additional paid-in capital.

10

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three months ended March 31, 2016 and 2015

13.	Contingencies:

The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

The Company has entered into various agreements with third parties that include indemnification provisions. These indemnification provisions generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

14.	Comparative figures:

Certain comparative figures presented in the interim consolidated financial statements have been reclassified to conform to the current period presentation.

15.	Segmented information:

The Company recognizes segmentation based on geography as follows:

Three months ended March 31, 2016	Europe	Rest of World	Total

Revenue	$2,839	$4,251	$7,090
Cost of goods sold	523	902	1,425
Gross margin	2,316	3,349	5,665

Three months ended March 31, 2015	Europe	Rest of World	Total

Revenue	$2,791	$2,706	$5,497
Cost of goods sold	735	489	1,224
Gross margin	2,056	2,217	4,273

11

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three months ended March 31, 2016 and 2015

15.	Segmented information (continued):

During the three months ended March 31, 2016, the Company had three customers that each individually accounted for more than 10% of revenue. These three customers accounted for 23%, 22% and 11% of the Company’s revenue. During the three months ended March 31, 2015, the Company had two customers that individually accounted for more than 10% of revenue. These two customers accounted for 28% and 22% of the Company’s revenue.

Property and equipment by geographic area were as follows:

	March 31, 2016	December 31, 2015

Europe	$155	$95
Rest of world	539	645

	$694	$740

16.	Subsequent event:

On May 5, 2016 (“Effective Date”), the Company announced the execution of a license agreement with Allergan plc (“Allergan”), for the rights to commercialize dalbavancin (branded DALVANCE® in the U.S. and Canada and XYDALBATM in the rest of the world) in France, the United Kingdom, Germany, Belgium, Nordic nations, other European nations, various Middle Eastern nations, and Canada. As consideration for the rights and licenses granted, the Company shall make a non-refundable payment to Allergan of $13,000 to be paid in two installments; $5,000 to be paid on or before 45 days after the Effective Date and $8,000 to be paid on or before 135 days after the Effective Date. Additional non-refundable milestone payments will be due to Allergan upon the Company’s achievement of various milestones. The Company shall also make quarterly royalty payments to Allergan based on annual net sales.

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